UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Red Cat Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-40202	88-0490034
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2800 S West Temple, Suite 5 South Salt Lake, UT (Address of principal executive offices)	84115 (Zip Code)
Kirk Nord
(800) 466-9152
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Red Cat Holdings, Inc.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://redcat.red/suppliers/conflict-minerals-policy.
.
Item 1.02 Exhibit
Red Cat Holdings, Inc. has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RED CAT HOLDINGS, INC.

Dated: May 27, 2026	By:	/s/ Christian Morrison
	Name:	Christian Morrison
	Title:	Chief Financial Officer